Exhibit 99.1

AMENDING AGREEMENT

THIS AMENDING AGREEMENT made as of the 9th day of February, 2015.

AMONG:

BROOKFIELD ASSET MANAGEMENT INC.,

a corporation existing under the laws of Ontario,

(hereinafter referred to as “Brookfield”)

— and —

1927726 ONTARIO INC.,

a corporation incorporated under the laws of Ontario,

(hereinafter referred to as the “Purchaser”)

— and —

BROOKFIELD RESIDENTIAL PROPERTIES INC.,

a corporation existing under the laws of Ontario,

(hereinafter referred to as the “Corporation”)

WHEREAS Brookfield, the Purchaser and the Corporation entered into an arrangement agreement (the “Arrangement Agreement”) dated December 23, 2014 pursuant to which the Purchaser will acquire all of the issued and outstanding common shares of the Corporation not already owned by Brookfield and its affiliates by way of a plan of arrangement (the “Plan of Arrangement”) under the provisions of the Business Corporations Act (Ontario);

AND WHEREAS the Plan of Arrangement is set forth as Schedule “B” to the Arrangement Agreement;

AND WHEREAS the parties hereto wish to amend the Plan of Arrangement to provide that the election therein for Canadian shareholders to have their common shares purchased for cancellation by the Corporation rather than purchased by the Purchaser be available to all shareholders.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The parties hereto hereby agree to amend the Plan of Arrangement as set forth as Schedule “B” to the Arrangement Agreement and replace it with Schedule “A” attached to this Amending Agreement.

2.	Except for the foregoing amendment, the parties hereto acknowledge and confirm that the Arrangement Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Arrangement Agreement and this Amending Agreement shall be deemed to constitute the entire Arrangement Agreement.

3.	In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Arrangement Agreement, the provisions of this Amending Agreement shall prevail.

4.	This Amending Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Amending Agreement.

5.	Each of the parties hereto agrees to take all actions necessary to give effect to the amendment to the Plan of Arrangement contained in Section 1 of this Amending Agreement.

6.	This Amending Agreement may be amended by mutual agreement between the parties hereto. It may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.	This Amending Agreement may not be assigned by any party hereto without the prior express written consent of the other parties hereto.

8.	This Amending Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.	This Amending Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by e-mail or facsimile of an executed counterpart of this Amending Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of the Amending Agreement to the other parties hereto.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: Senior Vice President

1927726 ONTARIO INC.

By:	/s/ A. J. Silber
Name: A. J. Silber
Title: Vice President

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ Craig Laurie
Name: Craig Laurie
Title: Executive Vice President and Chief Financial Officer

EXECUTION VERSION

SCHEDULE A

PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Agreement” means the arrangement agreement made as of December 23, 2014 between the Corporation, the Purchaser and Brookfield, including all schedules, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Applicable Purchaser” means

(a)	the Corporation for any Corporation Shareholder who has elected to have its Corporation Shares purchased for cancellation by the Corporation; and

(b)	the Purchaser for any other Corporation Shareholder;

“Arrangement Resolution” means a special resolution of the Corporation in substantially the form of Schedule A to the Agreement;

“Corporation Shares” means common shares in the capital of the Corporation, including Restricted Shares but excluding common shares in the capital of the Corporation owned by BRP Holdings Corp.;

“Depositary” means CST Trust Company, as depositary at its offices as set out in the Letter of Transmittal and Election Form;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Corporation Shares (other than Brookfield, the Purchaser or one of their subsidiaries) who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its Corporation Shares;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means the first moment in time in Toronto, Ontario on the Effective Date, or such other time as may be agreed to in writing by the Corporation and the Purchaser prior to the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto time) on the business day which is two business days preceding the Shareholders’ Meeting;

“Holdco Agreements” means the share purchase agreement and other ancillary documentation containing representations and warranties and covenants acceptable to the Purchaser and the Corporation, each acting reasonably, to be entered into by each Qualifying Holdco Shareholder, in a form consistent with Section 2.10 of the Agreement;

“Holdco Share Consideration” means, in respect of each Qualifying Holdco Share, (i) the Consideration multiplied by the number of Corporation Shares held by such Qualifying Holdco divided by (ii) the aggregate number of Qualifying Holdco Shares that are issued and outstanding;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by the Corporation Shareholders with respect to the Arrangement;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Qualifying Holdco” means a corporation that meets the conditions described in Section 2.10(a) of the Agreement and which beneficially and of record holds Corporation Shares;

“Qualifying Holdco Shareholder” means a person that meets the conditions described in Section 2.10(a) of the Agreement;

“Restricted Shares” means common shares that were granted under the Restricted Stock Plan and which are unvested at the Effective Date;

“Restricted Stock Plan” means the restricted stock plan of the Corporation;

“Securities” means, as the context requires, the Corporation Shares or the Qualifying Holdco Shares, or any combination thereof; and

“Subject Securityholders” means, as the context requires, the Corporation Shareholders or the Qualifying Holdco Shareholders, or any combination thereof.

1.2	Time

Time is of the essence in and of this Plan of Arrangement.

1.3	Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.4	Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.5	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.6	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. If the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7	Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.8	Currency

All references to “$” mean U.S. dollars and “C$” mean Canadian dollars.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Agreement. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on: (i) the Corporation; (ii) the Purchaser; (iii) all registered holders and all beneficial owners of Corporation Shares; (iv) all registered holders and all beneficial owners of Qualifying Holdco Shares; (v) the registrar and transfer agent in respect of the Corporation Shares; and (vi) the Depositary.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each outstanding Corporation Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to the Corporation free and clear of all liens, claims and encumbrances, and each Dissenting Shareholder shall cease to have any rights as a Corporation Shareholder other than the right to be paid the fair value of their Corporation Shares by the Corporation in accordance with Article 4 hereof, and the name of such holder shall be removed from the register of holders of Corporation Shares, and such Corporation Shares shall be cancelled;

(b)	each Qualifying Holdco Share outstanding held by a Qualifying Holdco Shareholder shall be transferred and deemed to be transferred by the Qualifying Holdco Shareholder, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Purchaser, in accordance with the applicable Holdco Agreement, in exchange for a payment in cash equal to the Holdco Share Consideration, and the name of such holder shall be removed from the register of holders of Qualifying Holdco Shares maintained in respect of the applicable Qualifying Holdco, and the Purchaser shall be recorded as the registered holder of the Qualifying Holdco Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances; and

(c)	each Corporation Share outstanding (other than (i) Corporation Shares held by Brookfield, the Purchaser or any of their affiliates (which shall not be acquired under the Arrangement and shall remain outstanding as a Corporation Share held by Brookfield, the Purchaser or such affiliate, as the case may be); (ii) Corporation Shares held by Qualifying Holdcos, the Qualifying Holdco Shares of which are acquired by the Purchaser pursuant to Section 3.1(b) (which shall not be acquired under the Arrangement and shall remain outstanding as Corporation Shares held by such Qualifying Holdco); and (iii) Corporation Shares acquired by the Purchaser pursuant to Section 3.1(a)), shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Applicable Purchaser, in exchange for a payment in cash equal to the Consideration, and the name of such holder shall be removed from the register of holders of Corporation Shares, and, with respect to Corporation Shares elected to be transferred to the Purchaser, the Purchaser shall be recorded as the registered holder of the Corporation Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances.

3.2	Adjustment to Consideration

If, on or after the date of the Agreement, the Corporation sets a record date for any dividend or other distribution on the Corporation Shares that is prior to the Effective Time or the Corporation pays any dividend or other distribution on the Corporation Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Corporation Share does not exceed the Consideration or Holdco Share Consideration, as applicable, the Consideration or Holdco Share Consideration, as applicable, shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Corporation Share exceeds the Consideration or Holdco Share Consideration, as applicable, such excess amount shall be placed in escrow for the account of the Purchaser or another person designated by the Purchaser.

3.3	Elections

(a)	With respect to the acquisition of Corporation Shares effected pursuant to Section 3.1(c), each Corporation Shareholder (other than Dissenting Shareholders and Brookfield, the Purchaser or their affiliates) may elect, in respect of each Corporation Share held:

(i)	to receive the Consideration from the Purchaser; or

(ii)	to have its Corporation Shares purchased for cancellation by the Corporation in exchange for the Consideration.

(b)	The election provided for in Section 3.3(a) shall be made by each applicable Corporation Shareholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with any certificates representing the holder’s Corporation Shares.

(c)	Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Corporation Shareholder.

(d)	Any Corporation Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, (ii) properly exercises Dissent Rights in accordance with Section 4.1(a) but is not ultimately entitled, for any reason, to be paid the fair value for its Corporation Shares by the Purchaser as referenced in Section 4.1(b), or (iii) otherwise fails to comply with the requirements of Sections 3.3(a) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive the Consideration from the Purchaser.

(e)	With respect to the election in Section 3.3(a)(ii), it is a term of the Arrangement that for the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Corporation Share shall be an amount equal to the Consideration.

3.4	Deposit Rules and Procedures

(a)	On or immediately prior to the Effective Date and prior to the filing of the Articles of Arrangement, the Purchaser shall deliver or cause to be delivered sufficient cash to the Depositary to pay in full:

(i)	for the benefit of the Corporation Shareholders and Qualifying Holdco Shareholders, except those Corporation Shareholders whose Corporation Shares are being purchased for cancellation by the Corporation, the aggregate amount of cash that such holders are entitled to receive under the Arrangement; and

(ii)	to the extent the Corporation requests funding in accordance with Section 4.1(b) of the Agreement, the Excess Redemption Amount.

(b)	On or immediately prior to the Effective Date and prior to the filing of the Articles of Arrangement, the Corporation shall deliver or cause to be delivered sufficient cash to the Depositary to pay in full the Corporation Redemption Amount less, if funding is requested by the Corporation in accordance with Section 4.1(b) of the Agreement, the Excess Redemption Amount.

(c)	Corporation Shareholders who have so elected in their Letter of Transmittal and Election Form will receive the C$ equivalent of any cash received pursuant to Section 3.1, based on the exchange rate available to the Depository at its typical banking institution on the date such funds are converted.

For greater certainty, for the purposes of Article 3, if a Corporation Shareholder submits more than one valid Letter of Transmittal and Election Form, such holder shall be treated as a separate Corporation Shareholder in respect of each valid Letter of Transmittal and Election Form submitted.

ARTICLE 4

DISSENT PROCEDURES

4.1	Rights of Dissent

(a)	Registered Corporation Shareholders may exercise rights of dissent with respect to their Corporation Shares pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Article 4 in connection with the Arrangement (the “Dissent Rights”), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such a registered Corporation Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by the Purchaser not later than 5:00 p.m. (Toronto time) on the business day which is two business days preceding the date of the Shareholders’ Meeting;

(b)	Corporation Shareholders who properly exercise their Dissent Rights shall be deemed to have transferred their Corporation Shares to the Corporation as of the Effective Time as set out in Section 3.1(a) hereof. If such Corporation Shareholders are ultimately entitled to be paid the fair value for their Corporation Shares by the Corporation pursuant to the Dissent Rights, the Corporation Shareholders will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; provided however that if any such Corporation Shareholder is not ultimately entitled, for any reason, to be paid the fair value for their Corporation Shares, such Corporation Shareholder shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting holder of Corporation Shares electing to have their Corporation Shares acquired by the Purchaser in accordance with Section 3.3(a)(i).

(c)	In addition to any other restrictions under section 185 of the OBCA, Corporation Shareholders who vote or have instructed a proxyholder to vote such Corporation Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

(d)	In no circumstances shall the Corporation, the Purchaser, the Depositary, the registrar and transfer agent in respect of the Corporation Shares or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Corporation Shares in respect of which such rights are sought to be exercised.

(e)	In no case shall the Corporation, the Purchaser, the Depositary, the registrar and transfer agent in respect of the Corporation Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Corporation Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Corporation Shares as at the Effective Time as provided in Section 3.1(a).

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Shares, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following Effective Time (in each case, less any amounts withheld pursuant to Section 5.3 hereof), a cheque for the aggregate Consideration or Holdco Share Consideration, as applicable, to which such holder is entitled to under the Arrangement.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Corporation Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration that such person is entitled to receive pursuant to Section 3.1, deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Corporation, the Purchaser and the Depositary in such sum as the Corporation, the Purchaser or the Depositary may direct or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary against any claim that may be made against the Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Notwithstanding anything in the Agreement or this Plan of Arrangement to the contrary, the Corporation, the Depositary, the Purchaser or one or more affiliates or subsidiaries of the Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Plan of Arrangement to any Subject Securityholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act or any provision of applicable local, state, provincial or foreign tax law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the former Subject Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required by and in accordance with applicable laws.

5.4	Extinction of Rights

Any amounts deposited with the Depositary for the payment of Consideration or Holdco Share Consideration to Subject Securityholders pursuant to Section 3.1 which remain unclaimed on the date which is three years less a day from the Effective Date shall be forfeited to the Applicable Purchaser and paid over to or as directed by the Purchaser and the former Subject Securityholder shall thereafter have no right to receive their respective entitlement to the Consideration or Holdco Share Consideration pursuant to Section 3.1, as applicable.

5.5	Dividends and Distributions

No dividend or other distribution declared or made after the Effective Time with respect to the Corporation Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Corporation Shares.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Securities issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Securities of the Corporation, the Purchaser, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) except in respect of Dissent Rights, all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Purchaser and the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by each of the Purchaser and the Corporation; (iii) filed with the Court and, if made following the Shareholders’ Meeting, approved by the Court; and (iv) communicated to the Corporation Shareholders if and as required by the Interim Order or the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Shareholders’ Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Shareholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholders’ Meeting shall be effective only if: (i) it is consented to in writing by the Purchaser and the Corporation, each acting reasonably; and (ii) if required by the Court, it is approved by holders of the Corporation Shares, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Corporation Shares and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the Corporation Shareholders.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.